Exhibit 99.1

Stantec Reports 4.2% Organic Net Revenue Growth in First Quarter of 2020

2020 Guidance Withdrawn

EDMONTON, Alberta & NEW YORK--(BUSINESS WIRE)--May 6, 2020--Stantec today reported its results for the quarter ended March 31, 2020. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2019.

Adjusted net income in the first quarter of 2020 increased 8% to $54.3 million on the strength of a 5.7% increase in net revenue. Adjusted earnings per share increased 8.9% to $0.49.

“Against the backdrop of unparalleled global disruption, Stantec delivered solid first quarter earnings that are in line with our pre-pandemic expectations,” said Gord Johnston, Stantec’s President and Chief Executive Officer. “I could not be more grateful for the commitment and dedication demonstrated by our employees as they have risen to the challenge of supporting our clients, our communities, and each other during these extraordinary times.”

First Quarter 2020 Highlights

  Net revenue increased 5.7% or $51.1 million mainly due to organic growth of 4.2% and acquisition growth of 1.4%. Organic growth was achieved in all geographies and businesses and was particularly strong within Energy & Resources, Environmental Services, and Water.
  Gross margin increased 3.7% or $18.2 million and decreased as a percentage of net revenue to 53.0% from 54.0% in the prior period primarily due to project mix.
  Administrative and marketing expenses were 38.5% of net revenue compared with 39.5% in the prior period primarily as a result of improved utilization and operational efficiencies.
  Adjusted EBITDA from continuing operations increased 9.9% or $12.6 million to $139.7 million, representing 14.6% of net revenue compared with $127.1 million or 14.1% of net revenue in the prior period.
  Net income decreased 11.6% or $5.2 million to $39.7 million primarily due to the recording of non-cash lease asset impairments arising from the Company’s strategic initiative to optimize occupancy costs and unrealized fair value losses on investments held for self-insured liabilities, partially offset by net income from discontinued operations.
  Contract backlog is $4.7 billion—an 11.0% increase from December 31, 2019—representing approximately 12 months of work.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) is 1.3x—at the lower end of Stantec’s guideline of 1.0x to 2.0x.
  Operating cash flows for continuing operations, typically an outflow in the first quarter, improved by 48.7% with outflows of $45.4 million compared to $88.5 million in the prior period.
  Days sales outstanding was 86 days at March 31, 2020, compared to Stantec’s target of 90 days.

Dividend

  On May 6, 2020, Stantec’s board of directors declared a dividend of $0.155 per share, payable on July 15, 2020, to shareholders of record on June 30, 2020.

Financial Summary

	Quarter Ended Mar 31
	2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,220.5	127.8%	1,151.5	127.4%
Net revenue	955.2	100.0%	904.1	100.0%
Direct payroll costs	448.5	47.0%	415.6	46.0%
Gross margin	506.7	53.0%	488.5	54.0%
Administrative and marketing expenses	367.3	38.5%	357.1	39.5%
Impairment of lease assets	9.7	1.0%	-	0.0%
Other	11.1	1.1%	(0.8)	(0.1%)
EBITDA from continuing operations (1)	118.6	12.4%	132.2	14.6%
Depreciation of property and equipment	14.5	1.5%	13.7	1.5%
Depreciation of lease assets	29.6	3.1%	27.4	3.0%
Amortization of intangible assets	14.2	1.5%	15.4	1.7%
Net interest expense	15.0	1.6%	17.2	1.9%
Income taxes	15.8	1.6%	13.6	1.5%
Net income from continuing operations	29.5	3.1%	44.9	5.0%
Net income from discontinued operations	10.2	1.1%	-	0.0%
Net income	39.7	4.2%	44.9	5.0%
Basic earnings per share (EPS) from continuing operations	0.27	n/m	0.40	n/m
Diluted EPS from continuing operations	0.26	n/m	0.40	n/m
Adjusted EBITDA from continuing operations (1)	139.7	14.6%	127.1	14.1%
Adjusted net income from continuing operations (1)	54.3	5.7%	50.3	5.6%
Adjusted diluted EPS from continuing operations (1)	0.49	n/m	0.45	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m
(1) EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of Stantec's 2019 Annual Report and Q1 2020 Management's Discussion and Analysis).
n/m = not meaningful

COVID-19 Pandemic

Protecting Employees, Clients, and Communities

As details of the novel coronavirus outbreak began to emerge in January 2020, Stantec implemented its Pandemic Response Plan, with protocols to meet the guidelines and recommendations issued by governments and health officials. These protocols have been critical to safeguarding the Company’s employees and their families, its clients, and its communities – this remains Stantec’s highest priority.

Business Continuity

Stantec moved quickly to support the mobilization of its global workforce to work from home. This included establishing flexible work solutions to aid employees that have been directly or indirectly impacted by COVID-19, and equipping employees with the necessary tools to work from home and provide for business continuity. Historical investments in the Company’s information technology systems have resulted in a near-seamless transition to remote working while supporting continued collaboration and teamwork. At peak periods, as many as 19,000 of Stantec’s 22,000 employees around the world are simultaneously accessing the Company’s systems through its remote access networks.

Operations

Productivity, as measured by employee utilization, has remained high, dipping slightly as employees first transitioned to working from home in early March, then returning to levels typical for this time of year. Much of Stantec’s work is deemed “essential” by local governments and, as such, activity levels remain high. Where the Company is observing project slowdowns or cancellations, it is tailoring its workforce to align with client needs.

As the Company continues to engage with clients to offer support and expertise during this disruptive time, Stantec is proud to be doing its part. As recognized experts in the design of healthcare facilities, Stantec’s Buildings business has been called upon by multiple clients to provide design and engineering services for the temporary conversion of spaces at facilities, including Chicago’s McCormick Place Convention Center and Calgary’s Peter Lougheed Centre, into alternate care facilities, isolation wards, and infection control units for COVID-19 patients.

2020 Outlook

“Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted towards public sector end clients. This, combined with the strength of our balance sheet and the commitment of our talented workforce, gives me confidence that we are well positioned to withstand the challenges caused by the pandemic,” said Gord Johnston. “Although we have some line of sight to the impacts for Q2, the remainder of the year is harder to forecast. Given the continuing uncertainty caused by the pandemic, we believe it is prudent to withdraw our guidance for 2020.”

Net Revenue

Although Q1 2020 revenues were largely unaffected by the pandemic, Stantec anticipates some nominal organic net revenue retraction for Q2 2020, partially offset by the expected continuing effect of the strengthened US to Canadian dollar exchange rate. More than 50% of Stantec’s net revenues are generated in the US.

In the US, Q2 2020 revenues are projected to remain consistent with Q1 2020, before the expected continuing benefit of foreign exchange, as project delays in the commercial sector of Stantec’s Buildings practice and the completion of certain Water projects are expected to be offset by the continued ramp up of activity on major Infrastructure projects. In Canada, the economic climate is expected to result in a nominal net revenue retraction in Q2 2020. Stantec’s exposure to the upstream oil and gas sector remains immaterial – less than 1% in Q1 2020 – with the majority of its oil and gas activity supporting the midstream sector, which continues to proceed on schedule thus far. Stantec’s Global business is experiencing some delays in private sector work; these challenges are partly offset by recent project awards in Water.

Given the unprecedented uncertainty facing the global economy, Stantec is unable to provide a reliable forecast for net revenues for the second half of 2020, although backlog remains at record-high levels.

Project Execution

Stantec remains committed to strong project execution and intends to continue to strive towards generating solid gross margin. The Company is closely monitoring the quality of utilization for its fixed fee contracts in particular, which make up less than half of its overall portfolio.

Cost Management

While Stantec continues to have solid financial footing, it has proactively taken steps to further bolster its ability to withstand the impacts of the pandemic. Stantec’s board and senior leaders have taken voluntary reductions in compensation; the Company has implemented a number of staffing strategies, and discretionary spending has been significantly reduced. Notwithstanding its focus on operational efficiency, the Company is mindful of preserving the quality of its workforce such that it is positioned to quickly rebound when the economic recovery begins. In addition, the Company anticipates that utilization may decrease slightly as employees transition back to the workplace in the coming months. The Company will work diligently to maintain administrative and marketing costs at or below 39% of net revenue, the upper end of its previous target range.

Liquidity

Stantec’s balance sheet remains strong. At March 31, 2020, net debt to adjusted EBITDA was 1.3x, which is toward the low end of the Company’s targeted leverage range of 1.0x to 2.0x, and it remains in full compliance with all financial covenants. Stantec’s internal modelling indicates that the Company will likely remain within its 1.0x to 2.0x leverage range throughout 2020. Stantec has ample liquidity with over $250 million in undrawn capacity on its revolving credit facility at March 31, 2020, and has access to an additional $600 million in funds if required. Further, the Company has no near-term debt maturities that require refinancing.

The Company remains focused on invoicing and collection activities but anticipates that DSO will increase over the balance of the year as it has experienced slight disruptions in payment processes for some clients due to COVID-19. Given its strong mix of public sector clients and the high quality of its private sector clients, the Company does not believe its credit risk has increased meaningfully as a result of the pandemic.

Capital Allocation

Stantec remains committed to its strategy of deploying capital to generate the best risk-adjusted return for shareholders. All non-essential capital expenditures have been put on hold. Travel restrictions have caused Stantec to pause its acquisition activity as on-site due diligence is an essential component of the acquisition process. As well, valuations of acquisition targets’ backlogs and customer lists must be re-examined in light of current economic conditions. The Company’s commitment to returning capital to shareholders through the payment of a dividend remains unaltered. And, while Stantec was active in repurchasing shares during the first quarter, the Company has slowed this activity and remains watchful to make opportunistic repurchases should it see a severe dislocation in the value of its shares.

“As the pandemic continues to unfold, Stantec will remain vigilant in monitoring the potential impacts to our stakeholders – our clients, our communities and, most importantly, our employees. Our core value of putting people first has never been more important,” said Gord Johnston. “I want to extend my heartfelt thanks to our employees for continuing to put their trust in our leadership team and doing what they do best – supporting our clients and our communities – as we continue to navigate these exceptional circumstances together.”

Conference Call

On Thursday, May 7, 2020, at 7:00 AM MDT (9:00 AM EDT), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s first quarter performance.

The webcast and slide presentation can be accessed at the following link:

https://edge.media-server.com/mmc/p/pwmm6g9v

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-353-6461 (Canada and United States) or +1 334-323-0501 (international). Please provide confirmation code 2147178 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s First Quarter 2020 report and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec’s position to withstand the challenges caused by the pandemic, its anticipation of some nominal organic net revenue retraction for Q2 2020, the expected offset by the continuing effect of the strengthened US to Canadian dollar exchange rate, any projections related to revenue, utilization and days sales outstanding, internal modelling that indicates the Company will likely remain within its 1.0x to 2.0x leverage range throughout 2020 and that the Company does not believe its credit risk has increased meaningfully as a result of the pandemic. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s First Quarter 2020 report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the First Quarter 2020 report free of charge from the investor contact noted below.

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Interim Condensed Consolidated Statements of Financial Position
(Unaudited) (In millions of Canadian dollars)	March 31 2020 $	December 31 2019 $
ASSETS
Current
Cash and deposits	159.3	223.5
Trade and other receivables	811.2	817.7
Unbilled receivables	462.9	374.2
Contract assets	78.5	67.5
Income taxes recoverable	41.3	36.2
Prepaid expenses	46.1	42.9
Other assets	23.2	18.1
Total current assets	1,622.5	1,580.1
Non-current
Property and equipment	292.9	286.5
Lease assets	553.0	558.5
Goodwill	1,725.2	1,651.8
Intangible assets	210.7	219.6
Investments in joint ventures and associates	8.3	8.8
Net employee defined benefit asset	33.8	26.0
Deferred tax assets	32.5	31.9
Other assets	200.4	198.3
Total assets	4,679.3	4,561.5
LIABILITIES AND EQUITY
Current
Bank indebtedness	26.5	19.5
Trade and other payables	504.2	576.4
Lease liabilities	98.5	99.9
Deferred revenue	189.8	199.2
Income taxes payable	28.8	28.4
Long-term debt	39.2	46.9
Provisions	20.0	23.9
Other liabilities	17.0	12.1
Total current liabilities	924.0	1,006.3
Non-current
Lease liabilities	595.5	589.0
Income taxes payable	12.5	11.6
Long-term debt	855.9	814.0
Provisions	101.2	89.1
Net employee defined benefit liability	79.0	85.2
Deferred tax liabilities	82.7	73.2
Other liabilities	25.5	16.0
Total liabilities	2,676.3	2,684.4
Shareholders’ equity
Share capital	900.0	879.8
Contributed surplus	20.0	23.9
Retained earnings	915.8	917.7
Accumulated other comprehensive income	165.9	54.1
Total shareholders’ equity	2,001.7	1,875.5
Non-controlling interests	1.3	1.6
Total liabilities and equity	4,679.3	4,561.5

Interim Condensed Consolidated Statements of Income (Unaudited)
	For the quarter ended March 31
(In millions of Canadian dollars, except per share amounts)	2020 $	2019 $
Continuing operations Gross revenue Less subconsultant and other direct expenses	1,220.5 265.3	1,151.5 247.4
Net revenue	955.2	904.1
Direct payroll costs	448.5	415.6
Gross margin	506.7	488.5
Administrative and marketing expenses	367.3	357.1
Depreciation of property and equipment	14.5	13.7
Impairment of lease assets	9.7	-
Depreciation of lease assets	29.6	27.4
Amortization of intangible assets	14.2	15.4
Net interest expense	15.0	17.2
Other net finance expense	1.6	1.3
Share of income from joint ventures and associates	0.4	-
Foreign exchange (gain) loss	(1.3)	2.9
Other expense (income)	10.4	(5.0)
Income before income taxes and discontinued operations	45.3	58.5
Income taxes
Current	8.6	(4.2)
Deferred	7.2	17.8
Total income taxes	15.8	13.6
Net income for the period from continuing operations	29.5	44.9
Discontinued operations
Net income from discontinued operations, net of tax	10.2	-
Net income for the period	39.7	44.9
Weighted average number of shares outstanding - basic	111,364,788	111,805,946
Weighted average number of shares outstanding - diluted	111,852,155	111,805,946
Shares outstanding, end of the period	111,103,584	111,657,956
Earnings per share, basic and diluted
Continuing operations, basic	0.27	0.40
Discontinued operations, basic	0.09	-
Total basic earnings per share	0.36	0.40
Continuing operations, diluted	0.26	-
Discontinued operations, diluted	0.09	-
Total diluted earnings per share	0.35	0.40

Reconciliation of Non-IFRS Financial Measures
	Quarter Ended Mar 31
(In millions of Canadian dollars, except per share amounts)	2020	2019
Net income from continuing operations	29.5	44.9
Add back:
Income taxes	15.8	13.6
Net interest expense	15.0	17.2
Depreciation and amortization	58.3	56.5
EBITDA from continuing operations	118.6	132.2
Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	11.4	(5.1)
Impairment of lease assets	9.7	-
Adjusted EBITDA from continuing operations	139.7	127.1

	Quarter Ended Mar 31
(In millions of Canadian dollars, except per share amounts)	2020	2019
Net income from continuing operations	29.5	44.9
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (1)	7.1	7.0
Unrealized loss (gain) on investments held on equity securities (2)	8.2	(3.7)
Impairment of lease assets (3)	6.9	-
Reorganization tax expense (4)	2.6	-
Transition tax expense	-	2.1
Adjusted net income from continuing operations	54.3	50.3
Weighted average number of shares outstanding - basic	111,364,788	111,805,946
Weighted average number of shares outstanding - diluted	111,852,155	111,805,946
Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.49	0.45
Adjusted earnings per share - diluted	0.49	0.45
See the Definitions section of Stantec's 2019 Annual Report and Q1 2020 Management's Discussion and Analysis (MD&A) for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.
(1): The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2020, this amount is net of tax of $2.8 (2019 - $2.7).
(2): For the quarter ended March 31, 2020, this amount is net of tax of $3.2 (2019 - ($1.4)).
(3): For the quarter ended March 31, 2020, this amount is net of tax of $2.8 (2019 - nil).
(4): Refer to Income Taxes section of Stantec's Q1 2020 MD&A for further details.

Contacts

Investor
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Media
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com